EXHIBIT 99.1

SNDL Announces Renewal of Share Repurchase Program

EDMONTON, Alberta, Nov. 21, 2025 (GLOBE NEWSWIRE) -- SNDL Inc. (NASDAQ: SNDL, CSE: SNDL) (“SNDL” or the “Company”) announced today that it has received approval from the Canadian Securities Exchange (“CSE”) for the renewal of its share repurchase program (the “Share Repurchase Program”).

The Share Repurchase Program authorizes the Company to repurchase up to C$100 million (the "Share Repurchase Amount") of its outstanding common shares ("shares") from time to time at prevailing market prices, enabling SNDL to opportunistically return value to shareholders.

Pursuant to the Share Repurchase Program, SNDL may purchase shares from time to time at the discretion of management through open market purchases, privately negotiated transactions, block trades, derivatives, accelerated or other structured share repurchase programs, or other means. The manner, timing, pricing and amount of any transactions will be subject to the discretion of SNDL and may be based upon market conditions, regulatory requirements and alternative opportunities that SNDL may have for the use or investment of its capital.

Notwithstanding the Share Repurchase Amount, SNDL may only repurchase a maximum of approximately 24.5 million shares under the Share Repurchase Program, representing 10% of the public float of the Company at the time the Share Purchase Program commences. Subject to the foregoing limitations, the Share Repurchase Program will commence on November 21, 2025, and expire on November 20, 2026. The Share Repurchase Program does not obligate the Company to repurchase any minimum number of shares and repurchases may be suspended or terminated at any time at the Company's discretion.

The Company will determine the actual number of shares that may be repurchased pursuant to the Share Repurchase Program and the timing of any repurchases.

The price which the Company will pay for any such shares will be the prevailing market price at the time of repurchase, subject to certain limitations imposed by applicable securities laws. All shares repurchased pursuant to the Share Repurchase Program will be returned to treasury for cancellation, and all such repurchases will be made on the open market through the facilities of Nasdaq, the CSE or by such other means as may be permitted under applicable securities laws during the term of the Share Repurchase Program.

Under the Company's prior share repurchase program, which commenced on November 21, 2024 and completed on November 20, 2025, the Company repurchased an aggregate of 9,478,671 shares.

ABOUT SNDL INC.

SNDL Inc. (NASDAQ: SNDL, CSE: SNDL), through its wholly owned subsidiaries, is one of the largest vertically integrated cannabis companies and the largest private-sector liquor and cannabis retailer in Canada, with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds and Spiritleaf. With products available in licensed cannabis retail locations nationally, SNDL’s consumer-facing cannabis brands include Top Leaf, Contraband, Palmetto, Bon Jak, La Plogue, Versus, Value Buds, Grasslands, Vacay, Pearls by Grön, No Future and Bhang Chocolate. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the North American cannabis industry. For more information, please visit www.sndl.com

For more information:
Tomas Bottger
SNDL Inc.
O: 1.587.327.2017
E: investors@sndl.com

Forward-Looking Information Cautionary Statement
This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, the date of commencement and expiry of the Share Repurchase Program, the number of shares to be repurchased, and the methods of such repurchases, if any, pursuant to the Share Repurchase Program. Forward-looking statements are frequently characterized by words such as “aim”, “anticipate”, “assume”, “believe”, “contemplate”, “continue”, “could”, “due”, “estimate”, “expect”, “goal”, “intend”, “may”, “objective”, “plan”, “predict”, “potential”, “positioned”, “pioneer”, “seek”, “should”, “target”, “will”, “would”, and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the Company’s business and the industry in which it operates and management’s beliefs and assumptions and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond its control. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Please see “Risk Factors” in the Company’s Annual Information Form dated March 18, 2025, and the risk factors included in our other public disclosure documents for a discussion of the material risk factors that could cause actual results to differ materially from the forward-looking information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.